Exhibit 99.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-143084) and the Registration Statement (Form S-8 No. 333-143082) pertaining to the Employee Share Option Plan’s of Stantec Inc. of our audit reports dated February 25, 2010 with respect to the consolidated financial statements of Stantec Inc. and the effectiveness of internal control over financial reporting included in the Annual Report of Stantec Inc. on Form 40-F for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Edmonton, Canada	Chartered Accountants
May 20, 2010